Exhibit F-1

November 13, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  Northeast Utilities et al., Application/Declaration on Form U-1
     File No. 37-65

Ladies and Gentlemen:


I am Senior Counsel of Northeast Utilities Service Company
(NUSCO), a service company affiliate of Northeast Utilities
(NU). In connection with certain transactions contemplated by the Application/Declaration, as amended, in the above referenced file (the Application), I have acted as counsel to NUSCO. This opinion is given to you with respect to the provision of certain services by NUSCO to FPLE, as proposed in NUSCO's 60-Day Letter requests to the Commission dated September 9, 2002 and October 18, 2002 (collectively, the 60-Day Letter), and as approved by the Commission in its response dated October 3, 2002. Except as otherwise defined herein, terms used herein shall have the meanings given them in the Application and the 60-Day Letter.

In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, originals or copies certified to my satisfaction of such corporate records of NUSCO, certificates of public officials and of officers of NU, and agreements, instruments and other documents, as I have deemed necessary as a basis for the opinions expressed below. In my examination of such agreements, instruments and documents, I have assumed the genuineness of all signatures, the authenticity of all agreements, instruments and documents submitted to me as originals, and the conformity to original agreements, instruments and documents of all agreements, instruments and documents submitted to me as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

The opinions set forth herein are limited to the laws of the
State of Connecticut and the federal laws of the United States.   I
have assumed that the transactions were carried out in conformity with the requisite authorizations, approvals, consents or exemptions under the securities laws of the various States and other jurisdictions of the United States.

Based on and subject to the foregoing, I am of the opinion that:

1. The change in the type and character of companies to be serviced, and in the scope or character of services to be rendered by NUSCO, was carried out in accordance with the terms and conditions of and for the purposes represented by the Application.

2. All state laws applicable to the provision of services by NUSCO to FPLE have been complied with.

3. NUSCO is validly organized and duly existing under the laws of the State of Connecticut.

4. The Interim Services Agreement is the valid and binding obligation of NUSCO, enforceable in accordance with its terms.

I hereby consent to the use of this opinion in connection with the filing of the certificate under Rule 24.

Very truly yours,


/s/  Jane P. Seidl
Jane P. Seidl
Senior Counsel
Northeast Utilities Service Company